UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2016

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File Number 001-13660

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

FINANCIAL STATEMENTS

December 31, 2016 and 2015

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Retirement Savings Plan for Employees of Seacoast National Bank

Stuart, Florida

We have audited the accompanying statement of net assets available for benefits of Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the met asserts available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe Horwath, LLP
Crowe Horwath LLP

Fort Lauderdale, Florida

June 28, 2017

1

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Retirement Savings Plan for Employees of Seacoast National Bank

Stuart, Florida

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank as of December 31, 2015. The Plan’s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, LLC

Carr, Riggs & Ingram, LLC

Orlando, Florida

July 13, 2016

2

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015
ASSETS
Investments, at fair value (Note 4)
Mutual funds	$39,465,154	$33,104,124
Collective trust	5,129,886	5,496,975
Company common stock	3,316,787	2,041,235
	47,911,827	40,642,334

Receivables
Employer contributions	53,719	442,191
Participant contributions	105,621	104,234
Notes receivable from participants	173,590	236,212
Accrued dividends and interest	8,060	9,103
	340,990	791,740

Non-interest bearing cash (Note 8)	2,159	2,004,661

Total assets	48,254,976	43,438,735

LIABILITIES
Pending trades	135,699	152,626

Total liabilities	135,699	152,626

NET ASSETS AVAILABLE FOR BENEFITS	$48,119,277	$43,286,109

See accompanying notes to financial statements.

3

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

Investment income
Dividends and interest	$780,375
Net appreciation in fair value of investments	3,734,352
4,514,727

Interest income on notes receivable from participants	6,561

Contributions
Employer’s	1,547,229
Participants’	3,165,177
Rollover	351,686
5,064,092
Total additions	9,585,380

Benefits paid to participants	(4,654,589)
Administrative fees	(97,623)
Total deductions	(4,752,212)

Net increase	4,833,168

Net assets available for benefits
Beginning of year	43,286,109

End of year	$48,119,277

See accompanying notes to financial statements.

4

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the “Plan”) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and was formed effective January 1, 1983. The Plan, which has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service (IRS) Regulations, permits employees to make salary deferrals, provide employer matching contributions and includes loan provisions. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the “Bank” or “Employer”) who have at least 90 days of service.

The Plan has contracted with BMO Harris Bank N.A. (“BMO”) to act as custodian under the plan and One America Retirement Services LLC (“One America”) as record keeper under the Plan and therefore BMO and One America are each a party-in-interest to the Plan. Under the contract with BMO and One America, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions by the Employer, and earnings, and is charged with his or her withdrawals and an allocation of administrative expenses and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, which includes mutual funds, the collective trust fund and common stock of Seacoast Banking Corporation of Florida (Company), the parent company of the Bank.

Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual eligible compensation. Participants can also elect to make Roth 401(k) contributions to the Plan by means of payroll deduction. Participant contributions were subject to an overall annual limitation of $18,000 for 2016. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($6,000 in 2016). The Plan includes an automatic contribution arrangement that applies to new participants or rehired participants. Plan participant salary deferrals less than 5% are automatically increased 1% at the beginning of each plan year until the 5% threshold is met.

Employer Contributions: The Plan was amended effective January 1, 2014 to become a safe harbor plan and provide a safe harbor match contribution. The matching contribution is subject to certain eligibility requirements as defined by the Plan and is equal to 100% of the first 3% of base compensation and 50% of the next 2% of base compensation that a participant contributes to the Plan for the year ended December 31, 2016.

The Plan provides for a discretionary retirement contribution by the Bank on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement. For the year ended December 31, 2016, the Bank’s discretionary retirement contribution was suspended for all participants.

On October 21, 2016, the board of directors approved an amendment to redefine eligibility for the Bank’s non-elective profit sharing contribution; effective January 1, 2017, the contribution will only be allocated to eligible participants with compensation of $75,000 or less. For the year ended December 31, 2016, there was no non-elective profit sharing contribution paid by the Bank.

(Continued)

5

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Vesting: Participants are immediately vested in their voluntary contributions and the Employer matching contribution. Discretionary retirement and non-elective profit sharing contributions vest at a rate of 25% per year of service. However, if a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.

Payment of Benefits: Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship, as defined. Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $20,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined quarterly by BMO. Principal and interest are paid through payroll deductions and are paid back over a period not to exceed five years.

Forfeitures: Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the Employer’s contributions under the Plan. Forfeited amounts are used to reduce future Employer contributions or administration expenses. Remaining forfeitures at December 31, 2016 and 2015 totaled approximately $2,988 and $19,300, respectively. For the year ended December 31, 2016, $19,273 in forfeitures were utilized to offset expenses.

Administrative and Investment Management Fees: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and custodian fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(Continued)

6

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investments including Company common stock. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements: During 2016, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-12 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part I – Fully Benefit-Responsive Investment Contracts, Part II – Plan Investment Disclosures, Part III – Measurement-Date Practical Expedient (ASU 2015-12) and Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07), both of which required that certain 2015 balances be reclassified and related disclosures revised to conform to the 2016 presentation. The adoption of these standards had no effect on the Plan’s net assets available for benefits or changes therein. However, “Investments, at fair value” was reduced by $4,880 from the amount previously reported as of December 31, 2015, and the “Adjustment from fair value to contract value for collective trust” of $4,880 was eliminated.

(Continued)

7

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions and earnings thereon.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Company common stock: Valued at the closing price reported on the active market on which the securities are traded (level 1 input).

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (level 1 inputs).

Stable value collective trust fund: The BMO Employee Benefit Stable Principal Fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of maintaining safety of principal while generating a level of current income generally exceeding that of a money market fund. The fair values of participation units in the fund are based upon the daily net asset values of such fund. The net asset value is used as a practical expedient to estimate fair value. The fund maintains cash, internal cash flow and a maturity ladder of investments to offset cash withdrawals. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no notification requirements. The fund managers may limit withdrawals in order to maintain sufficient liquidity.

(Continued)

8

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 4 – FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements at December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total
Investments in the fair value hierarchy:
Seacoast Banking Corporation common stock	$3,316,787	$0	$0	$3,316,787
Mutual funds	39,465,154	0	0	39,465,154
Investments measured at net asset value:
BMO Employee Benefit Stable Principal Fund[1]	0	0	0	5,129,886

	$42,781,941	$0	$0	$47,911,827

(Continued)

9

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 4 – FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements at December 31, 2015
	(Level 1)	(Level 2)	(Level 3)	Total
Investments in the fair value hierarchy:
Seacoast Banking Corporation common stock	$2,041,235	$0	$0	$2,041,235
Mutual funds	33,104,124	0	0	33,104,124
Investments measured at net asset value:
BMO Employee Benefit Stable Principal Fund[1]	0	0	0	5,496,975

	$35,145,359	$0	$0	$40,642,334

1 In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

There were no transfers between levels during 2016 or 2015.

NOTE 5 - INCOME TAX STATUS

The IRS has determined and informed the Bank, by letter dated January 27, 2015, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. Although the Plan has been amended since receiving the letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(Continued)

10

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. The Plan holds units of a collective trust account managed by BMO Harris Bank N.A., the Plan trustee, and mutual funds managed by BMO Harris, which qualify as party-in-interest investments. The Plan’s payments of trustee fees to BMO qualify as party-in-interest transactions. The Plan also holds shares of Company common stock. At December 31, 2016 and 2015, the Plan held 150,353 and 136,264 shares, respectively, of the Company’s common stock with a fair value of $3,316,787 and $2,041,235, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2016	2015

Net assets available for benefits per the financial statements	$48,119,277	$43,286,109
Transfers in – Plan Merger (Note 8)	0	(2,004,661)
Adjustment to net asset value of collective trust	0	4,880
Net assets per the Form 5500	$48,119,277	$41,286,328

The following is a reconciliation of the net increase in net assets available for benefits before transfers for the year ended December 31, 2016 per the financial statements to the net income reported in the 2016 Form 5500:

Net increase per the financial statements	$4,833,168
Transfers in – Plan Merger (Note 8)	(33,435)
Adjustment to net asset value of collective trust	(4,880)

Net income per the Form 5500	$4,794,853

(Continued)

11

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 8 – PLAN MERGERS / ACQUISITIONS

On June 3, 2016, the Company acquired the Orlando (Florida) operations of BMO Harris (“BMO”). Former employees of BMO who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on July 1, 2016, the next monthly entry date.

On March 11, 2016, the Company acquired Floridian Financial Group, Inc. (“Floridian”), including its subsidiary bank Floridian Bank. Floridian had sponsored a 401(k) plan. Floridian’s plan assets were held with Federated Investors Trust Company. Prior to acquisition, Floridian’s 401k was terminated and plan assets were distributed to the plan’s participants. Former employees of Floridian who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on March 12, 2016.

On July 17, 2015 the Company acquired Grand Bankshares, Inc. (“Grand”), including its subsidiary bank Grand Bank and Trust of Florida. Grand had sponsored a 401(k) plan, of which Seacoast National Bank became the new plan sponsor on July 17, 2015. Grand’s plan assets were held with The Standard (Standard Retirement Services). Effective December 31, 2015 the Grand plan was merged with the Seacoast Plan and those assets became assets of the Plan as of the close of business on that date. Those assets totaling approximately $2.00 million were liquidated and held as non-interest bearing cash and were transferred to BMO on January 4, 2016. In addition, Grand participant loans totaling $33,435 were transferred to BMO on January 11, 2016.

12

SUPPLEMENTAL SCHEDULE

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Mutual funds
	Vanguard Funds	Vanguard Small Cap Index Fund	**	$213,324

	T Rowe Price	T Rowe Price New Horizons Fund	**	721,915

	Janus Funds	Janus Enterprise Fund	**	1,578,725

	TIAA-Cref.	TIAA-CREF Institutional Mid Cap Value Fund	**	1,484,913

	T Rowe Price	T Rowe Price Growth Stock Fund	**	2,639,737

	Vanguard Funds	Vanguard Total Intl. Stk. Index Fund Signal	**	1,165,644

	Vanguard Funds	Vanguard Institutional Index Fund	**	9,315,344

*	BMO Funds	Prime Money Market CL Y	**	151,980

	Dodge & Cox	Dodge & Cox Stk Fd Com #145	**	2,190,716

	Dodge & Cox	Dodge & Cox International Stock	**	99,158

	Baird Funds	Baird Core Plus Bond	**	420,454

	Delaware Funds	Delaware Small Cap Value	**	933,513

	Wells Fargo	Wells Fargo Advantage Emerging Markets Fund	**	101,196

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Mutual Funds (Continued)
	American Century	American Century Inflation-Adjusted Bond Fund	**	$88,812

	Vanguard Funds	Vanguard Mid Cap Index Fund	**	737,921

*	BMO Harris	BMO Balanced Allocation Fund	**	3,342,417

*	BMO Harris	BMO Aggressive Allocation Fund	**	675,502

*	BMO Harris	BMO Conservative Allocation Fund	**	426,019

*	BMO Harris	BMO TCH Intermediate Bond Fund	**	811,044

*	BMO Harris	BMO In-Retirement Fund Portfolio	**	959,559

*	BMO Harris	BMO Target Retirement 2020 Portfolio	**	3,838,591

*	BMO Harris	BMO Target Retirement 2030 Portfolio	**	4,028,979

*	BMO Harris	BMO Target Retirement 2050 Portfolio	**	1,029,435

*	BMO Harris	BMO Target Retirement 2040 Portfolio	**	2,510,256

	Collective trust
*	BMO Harris Bank N.A.	BMO Employee Benefit Stable Principal Fund	**	$5,129,886

(Continued)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor	Seacoast National Bank
Employer identification number	59-0193820
Three digit plan number	002

(c)
Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

Company common stock
*	Seacoast Banking Corporation of Florida	Company common stock	**	$3,316,787

*	Participant loans
	Participant Loans	Interest rates of 3.25% to 4.25%	**	$173,590

$48,085,417

*	Represents a party-in-interest to the Plan

**	Cost information is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank

Date:	June 28, 2017	By:	/s/ Charles M. Shaffer
Charles M. Shaffer
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Certified Public Accounting Firm

23.2	Consent of Independent Registered Certified Public Accounting Firm